June 18, 2009

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide VL Separate Account - G Nationwide Life and Annuity Insurance Company SEC File No. 333-155153

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Last Survivor Flexible Premium Adjustable Variable Universal Life Insurance Policies to be issued by Nationwide VL Separate Account-G (the “Variable Account”), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on Thursday, June 18, 2009.

The undersigned is officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Christine M. Walkup at (614) 677-5276 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ Kathy R. Richards
Kathy R. Richards
Associate Vice President and Secretary

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

June 18, 2009

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide VL Separate Account - G Nationwide Life and Annuity Insurance Company SEC File No. 333-155153

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life and Annuity Insurance Company for itself and on behalf of its Nationwide VL Separate Account-G (the “Variable Account”) respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on June 18, 2009.

The undersigned is an officer of Nationwide Life and Annuity Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Christine M. Walkup at (614) 677- 5276 should you have questions.

Very truly yours,

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

/s/ Peter A. Golato
Peter A. Golato
Senior Vice President

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products